Mail Stop 6010

								September 29, 2005



Robert L. Cashman
Director, President, and Chief Executive Officer
Smart Truck Systems, Inc.
22101 Alessandro Blvd.
Moreno Valley, CA. 92553

	Re:	Smart Truck Systems, Inc.
		Registration Statement on Form SB-2
		Filed September 6, 2005
		File No. 333-128107

Dear Mr. Cashman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Robert Cashman informed the staff on September 8, 2005 that your company recently received a large order from the city of Honolulu. The order appears to be material. Please discuss it in the Business section of the filing. Also, if there is a written agreement for the order, please file it as an exhibit.

Prospectus Cover Page

2. The price and timing of the offering are somewhat unclear.

* The first paragraph on the prospectus cover page states you plan to sell up to 3 million shares "at $3.00 per share." However, the second paragraph states the prices will be "established on the Over-the Counter Pink Sheets during the term of this offering," which prices
"will fluctuate." Since the offering does not meet the requirements of an "at-the-market" offering under Rule 415(a)(4), it needs to be at a fixed price. Please revise the disclosure suggesting it will not be at a fixed price.
* The box on the registration statement cover page for a Rule 415 offering is not checked. However, the reference on the prospectus cover page to the "term of this offering" suggests you may be planning to do a continuous offering under Rule 415(a)(1)(ix). Please clarify.

3. Please revise the cover page to provide the information requested by Item 501(a)(9) of Regulation S-B, to the extent applicable.

Prospectus Summary, page 3

4. We note the auditors issued a going concern opinion. Please state this fact in the summary.

5. Please explain what "specialized refuse bodies" are.

6. Please disclose the basis for the statement that the company
"is
positioned for rapid growth."

7. Please disclose approximately when the company plans to engage in each of the activities described in the last paragraph on page 3.
Also, identify the obstacles the company will need to overcome to complete these activities.

Risk Factors

Investors in our common stock will experience immediate . . . , page 5

8. Please revise this risk factor to explain that investors who purchase shares will:

* Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and
* Contribute ___% of the total amount to fund the company but will own only ___% of the outstanding share capital and ___% of the voting rights.

Our offering price is arbitrarily determined and is unrelated . .
.. ,
page 5

9. Please state the price of your stock on the Pink Sheets as of the most recent practicable date.

If we lose our key personnel, our business and prospects . . . , page
5

10. Please state whether the company has a written employment agreement with Mr. Cashman.

We may have shortages of raw materials, which could jeopardize . .
.. ,
page 6

11. Please state the approximate number of chassis suppliers that could meet the company`s needs.

Anti-pollution regulations may affect our business by increasing .
.. .
, page 6

12. Please discuss any regulations that have been materially burdensome or costly to your business in the past. Provide similar disclosure with respect to the laws discussed in "We are subject to government regulation . . ." on pages 9-10.

We may need additional capital, which, if not received, may
adversely
.. . . , page 6

13. Please disclose how long you anticipate the funds from this offering will enable you to remain in operations.

14. Please disclose the issues that may hinder you from getting the financing you need.

We cannot be sure that we can attract the right people to complete
.. .
.. , page 7

15. Please discuss any material difficulties you have had in attracting and training qualified employees.

We may have difficulty controlling our operating costs . . . , page 7

16. The only factor that you list as making it difficult to control your costs is "a general downturn in the economy." This factor applies to all companies. If you keep this risk factor, please revise it so it is specific to your situation.

Our stock price is volatile and you may not be able to sell . . .
,
page 9

17. Please state the range of your stock price since the time the company was organized.

We do not intend to pay dividends in the foreseeable future . . .
,
page 9

18. Please disclose that any investment gains will need to come by appreciation in the stock price rather than dividends.

There may be limited liquidity in our common stock . . . , page 9

19. This risk factor is very similar to "Our securities have been thinly traded . . ." on page 8. Please combine the two risk factors, and eliminate any duplicative text.

Use of Proceeds, page 13

20. Since you may not sell the entire offering, please list the uses of proceeds in order of priority.

21. Please clarify the physical cash outlay that will be involved in
"increase in accounts receivable." For example, if the cash allocated to this purpose will simply go into an investment or bank account, so state.

22. Please describe with more specificity the uses included in "increase in working capital." State the amount of cash you plan to allocate to each of these uses.

23. Please explain why the ratio of component parts to raw materials decreases for a 50% offering relative to a 100% offering and 25% offering. We may have additional comments.

24. Please explain why the dollar amount allocated for marketing is much larger for a 50% offering than a 100% or 25% offering. We may have additional comments.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operation for the Year Ended June 30, 2005, page 16

25. Please discuss each critical accounting estimate including the estimates and judgments made and how those estimates and judgments could affect your results of operations. It appears at a minimum that you have critical accounting estimates for inventory, revenue recognition, warranty reserves, asset acquisition valuation, and accounts receivable. Refer to FRR-72.

26. In accordance with Item 303(c) of Regulation S-B, please disclose whether you have any off-balance sheet arrangements.


General, page 16

27. Please disclose the changed circumstances that cause management to believe the company can increase production in September 2005.
Also,
since September 2005 is almost ended, please update this statement so that it either refers to a different month in the future or states how production actually increased in September 2005.

Description of the Business, page 18

28. We note from a risk factor on page 6 that you are subject to environmental laws. Please disclose the costs and effects of compliance with these laws. See Item 101(a)(11) of Regulation S-
B.

29. Please identify your major customers, and state how much revenues are attributable to each. We would expect this discussion to include the customer mentioned in Note 4 to your financial statements.

30. We note you lease the manufacturing facility from Shirvanian
Family Trust. Please file the lease agreement and option agreement as exhibits to the registration statement. See Item
601(b)(10)(ii)(D) of
Regulation S-B.

31. Please expand the discussion to state when STS Manufacturing was formed.

32. Please state when specifically the sale of Western Waste to Waste
Management occurred, when the assets of the truck maintenance and manufacturing operations were "turned over to Kosti Shirvanian, what if any consideration Mr. Shirvanian paid for these assets, when the truck maintenance and manufacturing assets were contributed to Smart
Truck Systems, and the indicate how much stock Mr. Shirvanian received for these assets.

33. Please expand the discussion to indicate how the truck maintenance and manufacturing assets were utilized from the time they were turned over to Mr. Shirvanian and the time these assets were contributed to
Smart Truck Systems.

34. Please expand the discussion to indicate who formed Smart
Truck
Systems and file the agreement which reflects Mr. Cashman`s purchase of 50% of its stock.

35. We note from exhibit 2.3 that Messrs. Cashman and Scarpello were the president and secretary, respectively, of Homesmart.com. Please revise the disclosure accordingly. Also, tell us how and when they became officers of Homesmart, the number and percentage of Homesmart shares they owned, and when and how they acquired such shares. We may have additional comments.

Front Loader Trucks, page 19

36. We note the hydraulic and electronic systems on the front loader trucks and the side loader trucks are "state of the art in this industry." Please describe the features that make them state of the art.

37. In the second paragraph on page 20, you make claims about your trucks` high efficiencies, economy, and minimal maintenance. Please provide support for these claims either by citing a third-party study that supports them or by comparing your trucks` efficiencies, economy, and maintenance to industry averages. Provide similar information with respect to each of the claims made in "Advantages of Operating a
Smart Truck for a City" on page 21.

Directors, Executive Officers, Promoters and Control Persons, page
23

38. We note Mr. Cashman "sits on the Board of Diretors of several corporations, both public and private." Please identify the public companies for which he is a director. See Item 401(a)(5) of Regulation S-B.

39. Please identify the positions and companies in which Mr.
Scarpello
and Mr. Shirvanian have worked during the past five years, and state the dates applicable to each position

40. The description of Mr. Shirvanian states Smart Truck merged with
USA Waste Services in 1996. However, page 18 of the document states
Smart Truck was formed in 2004. In addition, the discussion of Mr.
Cashman`s background states he sold Smart Truck in 1972. Please reconcile these statements.

41. Please state when Mr. Basalos joined Smart Truck.

42. Please state the date when Mr. Contreras began managing the maintenance and repair parts inventory for Athens Disposal. If less than five years ago, state the other positions and companies he has worked in the past five years. Finally, state when he joined Smart
Truck.

Family Relationships, Certain Relationships and Related
Transactions,
page 29

43. We note the related party transactions discussed in Note 4 of your financial statements. Please discuss all related party transactions that are required to be discussed under Item 404 of Regulation S-
B.
You should also file as exhibits the underlying agreements.


Auditor`s Report, page F-2

44. Please ask your auditors to revise the auditor`s report to define the period for which the audit report covers the Statements of income, changes in stockholder`s equity, and cash flows. The period being audited should cover not only the inception to date if required by SFAS 7, but the fiscal years for the last two years that do not exceed
12 months. Please also revise the auditor`s report and financial statements accordingly.

45. Please ask your auditors to revise the auditor`s opinion to be consistent with the guidance in AU Section 341 for a going concern opinion.

Note 1 - Summary of Significant Accounting Policies, page F-7

46. Please disclose the Company`s revenue recognition policy for each revenue stream. Refer to the first paragraph of "General" on page 16.
In addition, please discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

Cash and Cash Equivalents, page F-7

47. Please revise your policy to clarify that only investments with original maturities of three months or less qualify as cash and cash equivalents. Refer to paragraph 8 of SFAS 95.

History, page F-7

48. We note that the Company entered into a reverse acquisition with
Homesmart.com, Inc. Since Homesmart.com was a non-operating shell with no assets, we believe the share exchange with Smart Truck should be recorded as a capital transaction rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that there is no adjustments to the historic carrying values of the assets and liabilities and no goodwill or other intangible assets should be recorded. Please revise your accounting for this transaction accordingly. In addition, please revise your filing to include the disclosure required by paragraph 51 of SFAS 141.

Development Stage, page F-9

49. We note that you have recognized revenue during the period ended
June 30, 2005. It appears that the company`s planned principal operations have commenced. Please tell us how under SFAS 7, you would still be identified as a development stage company.

Note 2 - Asset Purchase Agreement, page F-10

50. We note that your asset acquisition was with a related party.
It
would appear that purchases from a related party should be recorded at the related party`s carrying value. Please revise your policy to clarify. In addition, please cite the applicable GAAP literature you are using for your accounting treatment.

Note 6 - Going Concern, page F-12

51. We note that your independent auditors have issued a going concern qualification in their audit opinion. Please expand your disclosure to disclose the specific plans the Company has to alleviate the going concern issue. Please refer to FRC 607.02.

Signatures, page II-5

52. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature. If John Vilagi, the principal financial officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.


*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz at (202) 551-3648 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Dennis Brovarone
	Attorney and Counselor at Law
	18 Mountain Laurel Drive
	Littleton, Colorado 80127
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Robert L. Cashman
Smart Truck Systems, Inc.
September 29, 2005
Page 1